UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Charles & Colvard, Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

159765106
(CUSIP Number)

February 7, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[x]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	159765106

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Silver Ring Value Partners Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,522,462 shares (1,722,462 shares as of the date of filing) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,522,462 shares (1,722,462 shares as of the date of filing) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,522,462 shares (1,722,462 shares as of the date of filing) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.3% (5.9% as of the date of filing) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP NO.	159765106

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Silver Ring Value Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,522,462 shares (1,722,462 shares as of the date of filing) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,522,462 shares (1,722,462 shares as of the date of filing) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,522,462 shares (1,722,462 shares as of the date of filing) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.3% (5.9% as of the date of filing) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP NO.	159765106

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Silver Ring Value Partners, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,522,462 shares (1,722,462 shares as of the date of filing) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,522,462 shares (1,722,462 shares as of the date of filing) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,522,462 shares (1,722,462 shares as of the date of filing) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.3% (5.9% as of the date of filing) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP NO.	159765106

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gary Mishuris
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,522,462 shares (1,722,462 shares as of the date of filing) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,522,462 shares (1,722,462 shares as of the date of filing) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,522,462 shares (1,722,462 shares as of the date of filing) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.3% (5.9% as of the date of filing) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN (Individual)

CUSIP NO.	159765106

Item 1.

(a)	Name of Issuer

Charles & Colvard, Ltd.
(b)	Address of Issuer’s Principal Executive Offices
170 Southport Drive, Morrisville, NC 27560

Item 2.

(a)	Name of Person Filing

Silver Ring Value Partners Fund, LP Silver Ring Value Partners GP, LLC Silver Ring Value Partners, LP Gary Mishuris
(b)	Address of Principal Business Office or, if none, Residence

One Boston Place, Suite 2600 Boston, MA 02108
(c)	Citizenship
Silver Ring Value Partners Fund, LP - Delaware Silver Ring Value Partners GP, LLC - Delaware Silver Ring Value Partners, LP – Massachusetts Gary Mishuris - United States
(d)	Title of Class of Securities

Common Stock
(e)	CUSIP Number
159765106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned***

Silver Ring Value Partners Fund, LP – 1,522,462 shares (1,722,462 shares as of the date of filing)
Silver Ring Value Partners GP, LLC – 1,522,462 shares (1,722,462 shares as of the date of filing)
Silver Ring Value Partners, LP – 1,522,462 shares (1,722,462 shares as of the date of filing)
Gary Mishuris – 1,522,462 shares (1,722,462 shares as of the date of filing)

(b)	Percent of Class

Silver Ring Value Partners Fund, LP – 5.3% (5.9% as of the date of filing)
Silver Ring Value Partners GP, LLC – 5.3% (5.9% as of the date of filing)
Silver Ring Value Partners, LP – 5.3% (5.9% as of the date of filing)
Gary Mishuris – 5.3% (5.9% as of the date of filing)

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote

Silver Ring Value Partners Fund, LP - 0 shares Silver Ring Value Partners GP, LLC - 0 shares Silver Ring Value Partners, LP - 0 shares Gary Mishuris - 0 shares
(ii)	shared power to vote or to direct the vote

Silver Ring Value Partners Fund, LP – 1,522,462 shares (1,722,462 shares as of the date of filing)
Silver Ring Value Partners GP, LLC – 1,522,462 shares (1,722,462 shares as of the date of filing)
Silver Ring Value Partners, LP – 1,522,462 shares (1,722,462 shares as of the date of filing)
Gary Mishuris – 1,522,462 shares (1,722,462 shares as of the date of filing)

(iii)	sole power to dispose or to direct the disposition of
Silver Ring Value Partners Fund, LP - 0 shares Silver Ring Value Partners GP, LLC - 0 shares Silver Ring Value Partners, LP - 0 shares Gary Mishuris - 0 shares
(iv)	shared power to dispose or to direct the disposition of

Silver Ring Value Partners Fund, LP – 1,522,462 shares (1,722,462 shares as of the date of filing)
Silver Ring Value Partners GP, LLC – 1,522,462 shares (1,722,462 shares as of the date of filing)
Silver Ring Value Partners, LP – 1,522,462 shares (1,722,462 shares as of the date of filing)
Gary Mishuris – 1,522,462 shares (1,722,462 shares as of the date of filing)

*** Shares reported herein for Silver Ring Value Partners, LP represent shares which are beneficially owned by Silver Ring Value Partners Fund, LP (the “Fund”), as reported herein.  Silver Ring Value Partners GP, LLC serves as the general partner of the Fund. Silver Ring Value Partners, LP serves as the investment manager to the Fund.  Gary Mishuris serves as the managing member of Silver Ring Value Partners GP, LLC and the general partner of Silver Ring Value Partners, LP.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

The percentages reported herein are calculated based upon the statement in the Issuer’s Report on Form 10-Q for the quarterly period ended December 31, 2019, as filed with the Securities and Exchange Commission on February 7, 2020, that there were 28,981,910 shares of Common Stock of the Issuer outstanding as of January 31, 2020.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit

99.1	Joint Filing Agreement by and among the Reporting Persons.

CUSIP NO.	159765106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 18, 2020

SILVER RING VALUE PARTNERS FUND, LP
By:	Silver Ring Value Partners GP, LLC
its General Partner

By:	/s/ Gary Mishuris
Gary Mishuris, Managing Member

SILVER RING VALUE PARTNERS GP, LLC

By:	/s/ Gary Mishuris
Gary Mishuris, Managing Member

SILVER RING VALUE PARTNERS, LP
By:	/s/ Gary Mishuris
Managing Member of its General Partner

GARY MISHURIS
/s/ Gary Mishuris
Gary Mishuris